UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-176820 (Check One) ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐ Form N-SAR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT

THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Commission File # 333-176820

KLEANGAS ENERGY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

45-53499508

(IRS Employer Identification Number)

3001 N. Rocky Point Rd. Suite 200, Tampa, FL. 33607
(Address of principal executive offices, including zip code)
(727) 364-2744
(RegistrantÕs telephone number, including area code)

8110 Ulmerton Rd., Largo, FL 33771
(Former address of principal executive offices, including zip code)

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its accountants to complete their review of the Registrant's financial statements for the period ended September 30, 2013 before the required filing date for the subject Quarterly Report on Form 10-Q. The Registrant intends to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

William Wylie, (727) 364-2744

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

KLEANGAS ENERGY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2013

By:	/s/ William Wylie
	Name:	William Wylie
	Title:	Chief Executive Officer